Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(In thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Consolidated net loss before income tax	(26,512)	(34,665)	$(141,447)	$(162,141)	$(116,389)	$(83,132)	$(53,961)
Loss on equity method investment	4,872	5,066	22,389	23,037	8,237	1,824	—
Fixed charges(1)	3,489	3,536	14,160	14,097	8,732	834	655
Capitalized interest, net of amortization	—	—	—	(620)	(1,055)	(273)	—

Total losses	$(18,151)	$(26,063)	$(104,898)	$(125,627)	$(100,475)	$(80,747)	$(53,306)

Fixed charges:
Interest expense	$2,823	$2,913	$11,785	$11,659	$7,012	$690	$533
Debt fees	46	44	—	465	541	—	13
Debt discount	620	579	2,375	1,973	1,179	144	109

Total fixed charges(1)	$3,489	$3,536	$14,160	$14,097	$8,732	$834	$655

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Ratio of Combined Fixed Charges and Preference Dividends to Earnings	—	—	—	—	—	—	—

Deficiency of Earnings Available to Cover Fixed Charges	$(21,640)	$(29,599)	$(119,058)	$(139,724)	$(109,207)	$(81,581)	$(53,961)

(1)	Exhibit 12.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 included debt fees and debt discount twice in the computation of total fixed charges for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. This error has been corrected in exhibit 12.1 in this Registration Statement. There were no changes to previously reported Deficiency of Earnings Available to Cover Fixed Charges.